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                          JOINT FILING AGREEMENT

THIS AGREEMENT dated the 6th day of March, 2001.

WHEREAS:

A. Samuel W. Lee ("Mr. Lee") is the owner of all of the issued and outstanding shares of Beaumont Capital Ltd. ("Beaumont"), which beneficially owns 13,470,000 shares (the "Shares") of common stock with a $0.001 par value each of Euro Trade & Forfaiting, Inc. ("Euro Trade") and warrants to acquire a further 2,470,000 shares of common stock;

B. Each of Beaumont and Mr. Lee (each a "Filer" and collectively, the "Filers") is responsible for filing a Schedule 13D/A (the "Schedule 13D/A") relating to the acquisition or disposition of the shares of common stock of Euro Trade pursuant to U.S. securities laws.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1. Each Filer covenants and agrees that it is individually eligible to use the Schedule 13D/A which is to be filed;

2. Each Filer is individually responsible for the timely filing of any amendments to the Schedule 13D/A, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the
Schedule 13D/A as to the other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

3. This Schedule 13D/A contains the required information with regard to each Filer and indicates that it is filed on behalf of the Filers; and

4. Each Filer agrees that the Schedule 13D/A to which this Joint Filing Agreement is attached as Exhibit 1 is filed on its behalf.

IN WITNESS WHEREOF the parties have duly executed this Joint Filing
Agreement.

BEAUMONT CAPITAL LTD.

By:     /s/ Samuel Lee                        /s/ Samuel Lee
     ----------------------------         ------------------------------
     Samuel Lee, President                Samuel Lee